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                           October 25, 2022

       Leonardo Santos
       Chief Executive Officer
       Semantix, Inc.
       Avenida Eus  bio Matoso, 1375, 10   andar
       S  o Paulo, S  o Paulo, Brazil, 05423-180

                                                        Re: Semantix, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 11,
2022
                                                            File No. 333-267040

       Dear Leonardo Santos:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No.1 to F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 141

   1. We note that the company's projected revenues for 2022 were $58 million, as set forth in the unaudited
prospective financial information management prepared and provided to the
                                                        Board of Directors of
Alpha Capital Holdco Company in connection with the evaluation of the Business
Combination. We also note that your actual revenues for the Six Months
                                                        Ended June 30, 2022
were approximately $16.4 million. It appears that you will miss your
                                                        2022 revenue
projection. Please update your disclosure in Liquidity and Capital
                                                        Resources, and
elsewhere, to provide updated information about the company   s financial
                                                        position and further
risks to the business operations and liquidity in light of these circumstances.
 Leonardo Santos
Semantix, Inc.
October 25, 2022
Page 2

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameLeonardo Santos
                                                         Division of
Corporation Finance
Comapany NameSemantix, Inc.
                                                         Office of Technology
October 25, 2022 Page 2
cc:       Filipe B. Areno
FirstName LastName